September 3, 2008
Jorge Bonilla, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Spectrum Realty, Inc. File No. 001-16785
Dear Mr. Bonilla:
     We are writing in response to your letter dated August 26, 2008. The following are our responses to the numbered comments in your letter.
Comment 1
     The Company’s “investment in management company” arises from its acquisition of an on-going management and leasing business as part of its 2001 “roll-up” formation, which was accounted for under the purchase method of accounting as required by SFAS 141, “Business Combinations.” At that time, the Company acquired certain assets and liabilities of CGS Management Company (“CGS”) in exchange for shares of the Company’s stock. CGS’s assets, which included both real estate and the management and leasing business, were valued in 2001, and the shares of the Company’s stock issued to CGS were allocated to those assets in accordance with appraisals and a fairness opinion, which valued the ongoing real estate management and leasing business at $4,000,000. The appraisals and fairness opinion were described in the Company’s Registration Statement on Form S-4.
     The $4,000,000 valuation of property management and leasing business assets could not be further allocated to individual assets, as these assets constituted an ongoing operating business and not identifiable individual assets. In particular, its management and leasing contracts were virtually all terminable on 30 to 90 days notice. The assets consisted (and continue to consist) primarily of personnel and intangible expertise. These assets were contributed by the Company upon their acquisition to American Spectrum Realty Management, Inc., which continues to provide property management and leasing services to the Company, its subsidiaries and unrelated third parties.
ORANGE COUNTY / HOUSTON
American Spectrum Realty, Inc. • 5850 San Felipe • Suite 450 • Houston, TX 77057
ph/ 713.706.6200 • fx/ 713.706.6201
www.americanspectrum.com

     The Company has determined that its property management and leasing business asset is an intangible asset, essentially an assembled workforce, with an indefinite useful life and as such, is not subject to amortization. Under SFAS 141, such an asset is not separable from goodwill. The Company uses SFAS 142, “Goodwill and Other Intangible Assets” in assessing this investment for impairment. Therefore, as required by SFAS 142, this intangible asset is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.
Comment 2
     The Company discovered the understatement of its deferred tax liability within two or three days prior to filing its 10-K for the year ended December 31, 2007 and, accordingly, promptly reported restated results in a footnote to its audited 2007 financial statements in that 10-K. The Company did not, however, believe that the restatement was material or that its previously reported financial statements “should no longer be relied upon” within the meaning of Item 4.02 of Form 8-K, nor did the Company receive the kind of notice from its independent accountants described in Item 4.02(b). Moreover, even if Item 4.02 were applicable, the Company believes that disclosure of the restatement in its 10-K eliminates the need for the filing of an 8-K with respect to that Item, in accordance with 8-K General Instruction B.3.
Comment 3
     The Company presented the release of restricted cash in cash from operating activities in the Form 10-Q for the six months ended June 30, 2008. It did so on the grounds that the release was conditioned on the move-in of a substantial tenant and, therefore, was related to the Company’s operations. Since the release of the restricted cash was also related to a refinancing activity (which originated in the prior year), the Company agrees that cash from financing activities could also be an appropriate presentation for the release of the restricted cash. If the Commission prefers that it do so, the Company will prospectively present the release of the restricted cash in similar circumstances in the future as cash from financing activities rather than as cash from operating activities.

     As requested in your letter, we hereby acknowledge the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, American Spectrum Realty, Inc.
/s/ William J. Carden

William J. Carden Chief Executive Officer